AMERICA MOVIL ACQUIRES MINORITY INTERESTS IN CONECEL

MEXICO CITY (MEXICO), July 29th, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that it has acquired from the minority shareholders an indirect interest of approximately 20% in Ecuadorian wireless company Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL. As a result of this transaction, America Movil's interest in Conecel has risen to 100%.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 36 million wireless subscribers across the continent.

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